Form 40-F
period 2004-12-31
CANADA SOUTHERN PETROLEUM LTD
filed 2005-03-31
CIK 16804

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

 (Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 001-03793 CANADA SOUTHERN PETROLEUM LTD. (Exact name of registrant as specified in its charter)
ALBERTA, CANADA	98-0085412
Province or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1311
Primary Standard Industrial Classification Code Number

#250, 706 - 7th Avenue, S.W., Calgary, Alberta, CANADA	T2P 0Z1 (Zip Code)
(Address of principal executive offices)

Registrant’s telephone number, including area code	(403) 269-7741

Murtha Cullina LLP CityPlace I, 185 Asylum Street, 29th Floor Hartford, Connecticut 06103-3469 (860) 240-6000 (Name, address and telephone number of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Shares, no par value	Boston Stock Exchange Pacific Exchange, Inc. Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, no par value	NASDAQ SmallCap Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
☒ Annual information form ☒Audited financial statements

Indicate the number of shares outstanding of each of the issuer’s classes of capital or common stock, as of the close of the period covered by the annual report.

14,417,770 Common Shares outstanding as of December 31, 2004.

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes is marked, indicate the filing number assigned to the Registrant in connection with such Rule.☐  Yes       ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☒  Yes       ☐  No

This annual report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant’s Registration Statement on Form S-8 (Registration Nos 33-63211 and 333-67933) under the Securities Act of 1933.

Principle Documents

The following documents have been filed as part of this Annual Report of Form 40-F:

A.

Annual Information Form

For the Annual Information Form of Canada Southern Petroleum Ltd. (“CSPL”) for the year ended December 31, 2004, see Exhibit 99.1 of this Annual Report of Form 40-F.

B.

Audited Annual Financial Statements

For CSPL’s consolidated audited financial statements for the year ended December 31, 2004 and 2003, including the auditors’ report with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.  For a reconciliation of important differences between Canadian and U.S. generally accepted accounting principles, see Note 14 of the Notes to the Consolidated Financial Statements.

C.

Management’s Discussion and Analysis

For CSPL’s Management’s Discussion and Analysis for the year ended December 31, 2004, see Exhibit 99.3 of this Annual Report on Form 40-F.

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Chief Financial Officer (collectively the “Executives”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities and Exchange Act of 1934) as of December 31, 2004. Based on this evaluation, the Executives concluded that the Company’s disclosure controls and procedures were effective such that the material information required to be included in the Company’s Securities and Exchange Commission ("SEC") reports is recorded, processed,  summarized and reported within the time periods specified in SEC rules and forms relating to the Company and its consolidated subsidiaries, and was made known to them by others within those entities, particularly during the period when this report was being prepared.

Changes in Internal Controls

No change in the Company's internal control over financial reporting occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Sarbanes-Oxley Section 404 Compliance

Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”) will require the Company to include an internal control report from management in its annual report for the year ending December 31, 2006 and in subsequent annual reports thereafter.  The internal control report must include the following: (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the Company’s internal control over financial reporting, (3) management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, including a statement as to whether or not internal control over financial reporting is effective, and (4) a statement that the Company’s independent auditors have issued an attestation report on management’s assessment of internal control over financial reporting.

Management acknowledges its responsibility for establishing and maintaining internal controls over financial reporting and seeks to continually improve those controls.  In addition, in order to achieve compliance with Section 404 of the Act within the required timeframe, the Company intends to initiate and continue its process to document and evaluate its internal controls over financial reporting during the remainder of fiscal 2005.

Audit Committee

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.  The members of the Audit Committee are Mr. Richard McGinity, Chairman, and Messrs. Arthur O’Donnell, Raymond Cej and Myron Kanik, each of whom the Board has determined, with the assistance of outside counsel, to be “independent” under applicable laws and regulations.

The Board of Directors has further determined that each of the members of the Audit Committee is financially literate and is an audit committee financial expert, as such term is defined under SEC regulations, by virtue of having the following attributes through relevant education and/or experience:

(1)

An understanding of generally accepted accounting principles and financial statements;

(2)

The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(3)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(4)

An understanding of internal controls and procedures for financial reporting; and

(5)

An understanding of audit committee functions.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics.  Under this Code, all directors, officers and employees (“Employees”) must demonstrate a commitment to ethical business practices and behavior in all business relationships, both within and outside of Canada Southern.  All Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business.  Any waivers of or changes to the Code of Business Conduct and Ethics must be approved by the Board and appropriately disclosed.

The Company’s Code of Business Conduct and Ethics is available on the Company’s website at www.cansopet.com and it is our intention to provide disclosure regarding waivers of or amendments to the policy by posting such waivers or amendments to the website in the manner provided by applicable law.

Independent Auditors

Ernst & Young LLP has served as the independent auditors of the Company since 1954. Representatives of Ernst & Young LLP are expected to be present at the Annual General Meeting to be held during 2005.  They will have the opportunity to make a statement if they desire to do so and be available to respond to appropriate questions of shareholders.

Fees

Fees paid to Ernst & Young LLP by the Company for the years ended December 31, 2004 and 2003 were as follows:

	Year Ended December 31,
Category	2004	2003

Audit Fees(1)	$ 110,000	$ 103,138
Audit-Related Fees(2)	4,500	6,690
Tax Fees(3)	37,167	82,830
All Other Fees(4)	-	-
Total	$ 151,667	$ 192,658

(1)

For professional services rendered by Ernst & Young LLP for the audit and review of our financial statements or services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

(2)

For assurance and related services by Ernst & Young LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees” above.

(3)

For professional services rendered by Ernst & Young LLP for tax compliance, tax advice and tax planning.

(4)

For services provided by Ernst & Young LLP other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above.

There were no other fees (4) included in either 2004 or 2003.

Pre-Approval Policies

Under the terms of the Audit Committee Charter, the Audit Committee is required to pre-approve all the services provided by, and fees and compensation paid to, the independent auditors for both audit and permitted non-audit services.  When it is proposed that the independent auditors provide additional services for which advance approval is required, the Audit Committee may form and delegate authority to a subcommittee consisting of one or more members, when appropriate, with the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals are to be presented to the Committee at its next scheduled meeting.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not use off-balance sheet arrangements such as securitization of receivables with any unconsolidated entities or other parties. The Company does not engage in trading or risk management activities and does not have material transactions involving related parties.

A summary of Canada Southern’s contractual obligations as of December 31, 2004 is provided in the following table:

Payments due by Periods ($000’s)
Contractual Obligations	Total	Less than 1 year	Years 1 - 3	Years 1 - 3
Operating leases	$ 240	$ 88	$ 152	$ -
Long term debt	-	-	-	-
Other long term liabilities	-	-	-	-
Capital leases	-	-	-	-
Purchase obligations	-	-	-	-
Total	$ 240	$ 88	$ 152	$ -

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company has filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Canada Southern Petroleum Ltd. shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.

Date: March 28th, 2005

by /s/ John W. A. McDonald

John W. A. McDonald

President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Annual Information Form for the fiscal year ended December 31, 2004, filed herewith.
99.2	Consolidated Financial Statements for the fiscal years ended December 31, 2004 and 2003 including U.S. GAAP reconciliation note, together with the external auditor’s report thereon, filed herewith.
99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004, filed herewith.
99.4	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, filed herewith.
99.5	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, filed herewith.
99.6	Certifications by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
99.7	Consent of Independent Petroleum Engineers, filed herewith.
99.8	Consent of Independent Auditors, filed herewith.
99.9	Articles of Continuance of the Company, dated as of March 2, 2005, filed herewith.
99.10	Bylaws of the Company, dated as of March 2, 2005, filed herewith.