Form 40-F
CANADA SOUTHERN PETROLEUM LTD
filed 2006-03-27
CIK 16804

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

 (Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Shares, no par value	Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, no par value	NASDAQ Capital Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
☒ Annual information form ☒Audited financial statements

Indicate the number of shares outstanding of each of the issuer’s classes of capital or common stock, as of the close of the period covered by the annual report.

14,496,165 Common Shares outstanding as of December 31, 2005.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐  Yes       ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes       ☐  No

This annual report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant’s Registration Statement on Form S-8 (Registration Nos 33-63211 and 333-67933) under the Securities Act of 1933.

Principle Documents

The following documents have been filed as part of this Annual Report of Form 40-F:

A.

Annual Information Form

For the Annual Information Form of Canada Southern Petroleum Ltd. (“CSPL”) for the year ended December 31, 2005, see Exhibit 99.1 of this Annual Report of Form 40-F.

B.

Audited Annual Financial Statements

For CSPL’s consolidated audited financial statements for the years ended December 31, 2005 and 2004, including the auditors’ report with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.  For a reconciliation of important differences between Canadian and U.S. generally accepted accounting principles, see Note 12 of the Notes to the Consolidated Financial Statements.

C.

Management’s Discussion and Analysis

For CSPL’s Management’s Discussion and Analysis for the year ended December 31, 2005, see Exhibit 99.3 of this Annual Report on Form 40-F.

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Chief Financial Officer (collectively the “Executives”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities and Exchange Act of 1934) as of December 31, 2005. Based on this evaluation, the Executives concluded that the Company’s disclosure controls and procedures were effective such that the material information required to be included in the Company’s Securities and Exchange Commission ("SEC") reports is recorded, processed,  summarized and reported within the time periods specified in SEC rules and forms relating to the Company and its consolidated subsidiaries, and was made known to them by others within those entities, particularly during the period when this report was being prepared.

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

Management acknowledges its responsibility for establishing and maintaining internal controls over financial reporting and seeks to continually improve those controls.  In addition, in order to achieve compliance with Section 404 of the Act within the required timeframe, the Company intends to continue its process to document and evaluate its internal controls over financial reporting during the remainder of fiscal 2006.

Audit Committee

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.  The members of the Audit Committee are Mr. Raymond Cej, Chairman, and Messrs. Richard McGinity, Donald Foulkes and Myron Kanik, each of whom the Board has determined, with the assistance of outside counsel, to be “independent” under applicable laws and regulations.

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

Independent Auditors

Ernst & Young LLP has served as the independent auditors of the Company since 1954. Representatives of Ernst & Young LLP are expected to be present at the Annual General Meeting to be held during 2006.  They will have the opportunity to make a statement if they desire to do so and be available to respond to appropriate questions of shareholders.

Fees

Fees paid to Ernst & Young LLP by the Company for the years ended December 31, 2004 and 2003 were as follows:

	Year Ended December 31,
Category	2005	2004

Audit Fees(1)	$ 137,000	$ 110,000
Audit-Related Fees(2)	750	4,500
Tax Fees(3)	13,410	37,167
All Other Fees(4)	-	-
Total	$ 151,160	$ 151,667

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

A summary of Canada Southern’s contractual obligations as of December 31, 2005 is provided in the following table:

Payments due by Periods ($000’s)
Contractual Obligations	Total	Less than 1 year	Years 1-3	Years 3-5	More than 5 years
Operating leases	$ 152	$ 91	$ 61	$ -	$ -
Long term debt	-	-	-	-	-
Asset retirement obligations(1)	4,500	-	300	1,400	2,800
Capital leases	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Total	$ 4,652	$ 91	$ 361	$ 1,400	$ 2,800

(1)

Asset retirement obligations represent estimated undiscounted costs for future dismantlement, abandonment and rehabilitation costs.  These costs are recorded as liabilities on our December 31, 2005 balance sheet.

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

Consent to Service of Process

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

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

CANADA SOUTHERN PETROLEUM LTD.

Date: March 22, 2006

”John W.A. McDonald”

John W. A. McDonald

President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Annual Information Form for the fiscal year ended December 31, 2005, filed herewith.
99.2	Consolidated Financial Statements for the fiscal years ended December 31, 2005 and 2004 including U.S. GAAP reconciliation note, together with the independent auditor’s report thereon, filed herewith.
99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2005, filed herewith.
99.4	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, filed herewith.
99.5	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, filed herewith.
99.6	Certifications by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
99.7	Consent of Independent Petroleum Engineers, filed herewith.
99.8	Consent of Independent Auditors, filed herewith.